OMB APPROVAL
                                                OMB NUMBER:  3235-0145
                                                EXPIRES:         AUGUST 31, 1991
                                                ESTIMATED AVERAGE BURDEN
                                                HOURS PER RESPONSE.........14.90

                                                --------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Harvard Scientific Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                   417465 20 0
                                 (CUSIP Number)


             Thomas E. Waite, President and Chief Executive Officer
                    106 Ridge Road, Lake Mary, Florida, 32746

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    11/14/97
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.    417465 20 0                            PAGE   2   OF    4    PAGES
          ---------------                                -----    -------
-------------------------                           ---------------------------

------  ------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Thomas E. Waite
------  ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                          (b)[ ]

------  ------------------------------------------------------------------------
   3    SEC USE ONLY

------  ------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

                 SC
------  ------------------------------------------------------------------------
   5    CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDING  IS REQUIRED  PURSUANT TO
        ITEMS 2(d) or 2(E)                                                   / /

------  ------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 USA
------  ------------------------------------------------------------------------

                             7   SOLE VOTING POWER
        NUMBER OF
         SHARES                           4,000,000
      BENEFICIALLY         ----  -----------------------------------------------
        OWNED BY
          EACH               8   SHARED VOTING POWER
        REPORTING
         PERSON                             0
          WITH             ----  -----------------------------------------------
                             9   SOLE DISPOSITIVE POWER

                                          4,000,000
                           ----  -----------------------------------------------
                            10   SHARED DISPOSITIVE POSER

                                           0
------  ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,000,000
------  ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

------  ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 30%
------  ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                 IN
------  ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

Title of the class of equity securities: Harvard Scientific Corporation Common stock.

Address of Issuer: Havard Scientific Corporation, 1601 E. Flamingo, Ste 18, Las Vegas, NV, 89119

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Name: Thomas E. Waite

     (b)  Residence or business  address:  106 Ridge Road,  Lake Mary,  Florida,
          32746

     (c) Present principal occupation or employment: President, CEO, Harvard Scientific Corp.

     (d)  No

     (e)  No

     (f)  U.S.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Company issued to Mr. Waite 4,000,000 shares of Common Stock of the Company upon Mr. Waite's appointment as President, Chief Executive Officer and Chairman of the Board of Directors of the Company

ITEM 4.  PURPOSE OF TRANSACTION

     Mr. Waite acquired the Common Stock in connection with his employment by the Company.

     (a)  No plans                       (g) No Changes

     (b)  No plans                       (h) No plans

     (c)  No plans                       (i) None

     (d)  Mr. Waite has become President,  CEO and Chairman of the Company.  Mr.
          Waite   currently  has  no  plans  to  further  change  the  Company's management or Board of Directors.

     (e)  No plans                       (j) None

     (f)  No plans

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Waite beneficially owns 4,000,000 shares of Common Stock, or 30.0% of the outstanding Common Stock of the Company.

     (b) Mr. Waite has the sole power to vote 4,000,000 shares of Common Stock of the Company, or 30% of the Common Stock of the Company.

     (c)  During  the  last  sixty  days,   Mr.  Waite  has  not  completed  any
          transactions in the Common Stock of the Company.

     (d)  No such person exists.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.



                                                BY: /s/ Thomas E. Waite 11/19/97
                                                --------------------------------
                                                     Thomas E. Waite


                                        4